November 27, 2018

David R. Parker
Chairman and Chief Executive Officer
Covenant Transportation Group, Inc.
400 Birmingham Highway
Chattanooga, TN 37419

       Re: Covenant Transportation Group, Inc.
           Registration Statement on Form S-3
           Filed November 16, 2018
           File No. 333-228425

Dear Mr. Parker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Dana Brown at (202) 551-3859 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure